

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2013

Via E-mail
Ryo Kubota, M.D., Ph.D.
Chairman, President and Chief Executive Officer
Acucela, Inc.
1301 Second Avenue, Suite 1900
Seattle, Washington 98101

      Re: Acucela, Inc.
              Amendment No. 4 to Draft Registration Statement on Form S-1
              Submitted October 4, 2013
              CIK No. 0001400482

Dear Dr. Kubota:

      We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your disclosure that in September 2013, Otsuka terminated the Rebamipide Agreement for reasons you believe were unrelated to your performance. Where you discuss termination of the Rebamipide Agreement, please revise your disclosure to indicate why you believe Otsuka terminated the agreement. In addition, please revise your disclosure to clarify the current clinical development status of rebamipide. In particular, you should revise your disclosure to indicate whether you have suspended or abandoned the previously initiated Phase 3 trials of rebamipide.

      If you intend to respond to our comment with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact James Peklenk at (202) 551-3661 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

Via E-mail
Stephen M. Graham, Esq.
Fenwick & West LLP
1191 Second Avenue, 10th Floor
Seattle, Washington 98101